EDIT

PromSocial

Mobile app that makes the entire prom experience
fun & stress-free

PROMSOCIAL.COM OLD BRIDGE TOWNSHIP

technology marketplace advertising social media





*We chose this idea because we know how stressful and overwhelming it can be to
plan for prom as a young teen. We created PromSocial to take away the many
common stresses teens face when planning for the big night. Our app makes the
entire prom planning process fun, easy and stress free.*

Ed Abdel-Malak Co-Founder & CEO @ PromSocial

promSocial   ABOUT   UPDATES⁰   GRAPEVINE¹⁴   ASK A QUESTION⁰   ADMIN

Why you may want to support us...

1 Finalist for ABC's Shark Tank Season 11: https://youtu.be/JSOcN7yTYlY

2 Featured on The AMC
channel: https://newswatchtv.com/2018/03/15/promsocial-newswatch-
review/

3 Launched open beta in January 2019; approaching 3,000 users in every US
state.

4 Verbal commitment from our first official high school to begin using the app
in 2019.

5 The prom industry lacks a central hub that connects prom goers with
retailers. Teens spend ~ $1K per year on prom.

6 Partnered with several retailers already who are providing significant
discounts to our users.

7 ~4 to 5 million kids in the US alone go to prom every single year.

Our Team
AND OUR MAJOR ACCOMPLISHMENTS



Ed Abdel-Malak
Co-Founder & CEO
*Helped 2 of my recent employers through successful exits. Know what it takes
to get it done. Previously at Accenture, American Express, Merrill Lynch.*
(in)



Michael Hudak
Co-Founder & COO
Creating and launching PromSocial.
(in)



Ravi Koltur
Co-Founder & CTO
*Previously founded IT company. Built and lead global high performing teams.
Harvard Business School '18.*
(in)



Darrel D. Frater
Co-Founder & VP Growth & Marketing
Becoming a youth speaker and teaching youth entrepreneurship.
(in)

Why people love us

*Ed has inspired his co-workers, co-creators and people he comes in contact with. He is a
natural talent, and his enthusiasm to hit what initially feels like an unattainable goal is
infectious. As a leader, I would trust Ed to drive towards the corporate mission and be a
visionary when the company requires a pivot in approach.*











visionary when the company requires a pivot in approach.

Eddie Rosa
Friend

Ed has a business track record that goes back to his early life. He will not be out worked. His ability to rally a team around a common goal and deliver has been proven time and time again. Ed is a focused individual who will do whatever it takes to get the job done.
Matt Mercurio Friend

Ed has a business pedigree that warrants his ability to launch and manage a successful firm. He worked at a top consulting firm for many years and held a high management position at 2 start up firms. The experience, expertise and past success are key attributes to support investment into his current endeavor.
Ross Wiedman

See more on Buzz

In the news

PromSocial - Planning App for Prom Goers | NewsWatch Review

AppWatch Prom is one of the most special nights of any teen's life, so it goes without saying that it deserves its own app. PromSocial is a planning app loaded with features that help prom goers get the most

March 15, 2018 @ newswatchtv.com

Startup PromSocial launches app to disrupt the prom industry and revolutionize the way teens share their prom experience.

Any graduating high school student would tell you that prom is one of the best, if not the Best Night of High School. Some American parents think they are overrated and student didn't go to theirs. However,

February 1, 2018 @ techstartups.com

Downloads

PromSocial Investor Deck - We Funder.pdf

The Story of PromSocial

We started in 2013. It's been a long, crazy journey, and we've only just started to scratch the surface on disrupting the multi-billion-dollar prom industry.

The Problem

There are few rites of passage in American culture as important as Prom. Seen as a gateway from childhood into adulthood, attending Prom is one of the most anticipated, discussed, and prepared-for moments in a teen's life.

Yet for all the importance placed on Prom, the logistics of planning and attending the event is still wildly fragmented. Tickets, attire, dates, transportation, parties, and more, planning for this life changing event can be overwhelming, confusing and frustrating for millions of teens across the country.

Nearly everything in our lives has been streamlined with the advancement of technology, yet the Prom Industry has experienced few disruptions. PromSocial aims to change this, making the process of planning, attending, and enjoying Prom as simple as a few clicks of a button.

The Solution

GET IT ON
Google Play
DOWNLOAD ON THE
App Store
DOWNLOAD
SIGN UP
PLAN & ORGANIZE
CONNECT & SHARE!

Teenagers today are part of a digitally-native generation that uses technology to improve all aspects of their life. School, sports, socializing, gaming and more, technology has dramatically changed the American high school experience over the last decade.

PromSocial capitalizes on this affinity for seamless technological solutions by centralizing all the elements of Prom into an easy-to-use, powerful planning app. Part social media, part dating app, part eCommerce, and part event logistics app, PromSocial allows users to quickly and easily execute all the steps on their journey to Prom, ensuring the process is efficient, easy, and most importantly, fun!

How We Came Up With The Idea?

How We Came Up With The Idea?

Co-Founders Ed & Mike met for lunch one day back in 2013. Mike was an avid domainer and he and Ed were going through his list of domains and PromSocial.com caught Ed's attention. Ed proceeded to ask Mike what his plans were for the domain and Mike proceeded with "2 great key words; thought it would be cool to give prom a social aspect". That immediately brought Ed back in time to his Senior prom and reminded him of how overwhelming & stressful it was leading into the big day which immediately inspired the 2 to come up with a better solution. On that day, PromSocial was born.

Where Are We Now?

We launched our open beta in late January of 2019 and are approaching 3k users across the U.S. In addition to our existing user base that continues to grow, we now have verbal commitment from a large diverse high school that has agreed to use our app for Prom 2020. This will be the first of many schools to embrace PromSocial. All of our recent success landed us an audition for ABC's hit series, Shark Tank Season 11 which we were a finalist for.



What's Next?

With your investment help, we will be able to build out our next set of key features which will enhance the user experience and allow us to begin monetizing the app. In addition, half of the investment we receive will go towards marketing the app more broadly, allowing us to continue on-boarding prom goers and prom retailers across the country.

Business Model

To ensure rapid adoption and penetration into the marketplace, PromSocial plans to remain absolutely free of charge to users. Prom is expensive enough, and PromSocial does not want to add to that list of expenses.

Instead, revenue for the company will come from its Retail Partners via three main streams:

- Subscription

  - Partners pay a monthly subscription fee to be listed on our platform. This will vary by retailer but will likely be somewhere between $20 to $50 per month.

- Commission

  - All apparel and accessory sales, limo bookings, hair appointments, floral purchases and any other Prom-related service found and booked through the app is subject to a commission paid back to PromSocial. This will likely be somewhere between 3% to 7% of sales.

- Advertising

  - For Retail Partners looking to maximize their exposure and sales, advertising opportunities are available to extend their presence and reach within the app.

Best of all, with a fresh batch of Prom-goers and PromSocial users each and every season, there is continued incentive for our Retail Partners to return and spend money on the platform year after year.

Sneak Peak Into Our Market Directory Design



READ MORE OF THE STORY

Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

PromSocial is a mobile app that helps teens prepare for prom and connects them with retailers for all their prom needs.

Where will your company be in 5 years? ⌄

In 5 years we expect to be the go-to platform for everything prom.

Why did you choose this idea? ⌄

We chose this idea because we know how stressful and overwhelming it can be to plan for prom as a young teen. We created PromSocial to take away the many common stresses teens face when planning for the big night. Our app makes the entire prom planning process fun, easy and stress free.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

With 17 million high school students in the U.S., and the average attendee spending $919 on their Prom experience, the industry in the U.S. alone has ballooned to a record $4 billion nationwide and continues to grow. In addition, digital ad spend is up 19% since last year at $130B (US) & $283B (Globally) and just this year has outpaced traditional ad spend (i.e. non-digital).
By bringing this audience on to our platform, prom retailers will choose to advertise with us over other options. Just as The Knot and Wedding Wire did for the Wedding industry, PromSocial is doing the same for the Prom industry.

What is your proudest accomplishment? ⌄

Our proudest accomplishment was getting our product to market and hearing first hand from many of our users (some of which we personally met with) on how awesome our platform is. Easy, fun and stress free are many of the commonly used words we receive in terms of feedback of our app and that is very humbling to us.

How far along are you? What's your biggest obstacle? ⌄

We did a soft launch of our mobile app with family & friends in January 2018 to shake out and resolve bugs. We then launched our open beta this past January and started marketing more broadly on social media. We are approaching 3k users of which over 2k of them signed up during the Feb-May period.

Who are your competitors? Who is the biggest threat? ⌄

PromSocial is really the first of its kind. Presently teens are using Facebook Groups, Instagram Pages, and Text Groups to communicate with their peers. This creates limited options for exciting interactive engagement within the planning process while excluding many teens that aren't apart of those groups.

What do you understand that your competitors don't? ⌄

Prom is a very niche market that continues to grow and teens continue to compete to one-up each other leading into the big night. No company has combined all the social and logistical elements of Prom into a single, easy-to-use solution. By providing such a solution, PromSocial will experience tremendous first mover advantages. Nearly everything in our lives has been streamlined with the advancement of technology, yet the Prom Industry has experienced few disruptions. PromSocial aims to change this, making the process of planning, attending, and enjoying Prom as simple as a few clicks of a button.

How will you make money? ⌄

PromSocial will make money through monthly subscriptions, commissions, and advertising by its 3rd-party retail partners.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risk is not having schools embrace PromSocial which would in turn not allow us to grow to our full potential. The app is meant for the entire class of a school to use the app together so they are all up to date on everything happening in regards to their prom. In addition, without users, it will be much more complicated to onboard retailers who will be paying to be listed with us.

What do you need the most help with? ⌄

Building relationships with high schools and retailers in our space.

What would you do with the money you raise? ⌄

Half the money will go towards development efforts to build out our content news feed and retailer marketplace which will be our primary source for generating revenue. The other half will go towards sales & marketing efforts to continue on-boarding prom goers and prom retailers across the country.



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